Submission of Matters to a Vote of Shareholders

At a Joint Special Meeting of shareholders of the Funds held on August 8, 2011 (the "August Meeting"), shareholders of FHI and FHO approved the reorganizations of each of FHI and FHO into FHY, and shareholders of FHY approved the issuance of additional common shares of FHY in connection with the reorganizations (for each Fund, a "Proposal"). FHI shareholders cast 4,285,227 votes in favor of the Proposal, 249,521 against the Proposal, and 153,380 shares abstained. FHO shareholders cast 3,655,211 votes in favor of the Proposal, 1,391,490 against the Proposal, and 194,087 shares abstained. FHY shareholders cast 4,275,548 votes in favor of the Proposal, 379,255 votes against the Proposal, and 232,275 shares abstained. The reorganizations were effective as of the opening of business of the New York Stock Exchange on October 3, 2011. In the applicable reorganization, FHY acquired substantially all of the assets and liabilities of FHI and FHO in tax-free transactions in exchange for an equal aggregate value of newly-issued common shares of FHY. Common shareholders of FHI and FHO received common shares of FHY with a net asset value equal to the aggregate net asset value of their respective common shares as determined at the close of business on September 30, 2011, which includes the costs of the applicable reorganization (cash was distributed for any fractional common shares).

Relevant details pertaining to the reorganizations are as follows:

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                 Fund                     NAV/Share ($)    Conversion Ratio
--------------------------------------- ---------------- --------------------
First Trust Strategic High Income Fund       $3.7490           0.745047
(FHI)
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First Trust Strategic High Income Fund       $5.0319              N/A
II (FHY)
--------------------------------------- ---------------- --------------------
First Trust Strategic High Income Fund       $4.3795           0.870347
III (FHO)
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Prior to the open of business on October 3, 2011, FHY also completed a previously announced 1-for-3 reverse share split, which resulted in every three outstanding FHY shares after the reorganizations being converted into one share. FHY's shares continue to trade on a reverse split-adjusted basis under the same ticker symbol, FHY, with a new CUSIP number, 337353304.